SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  June 2003

WAVECOM S.A.

12, boulevard Garibaldi

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐                  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

PRESS RELEASE

Wavecom provides second quarter 2003 business update

Issy-les-Moulineaux, France — 16 June 2003 — Wavecom SA (Nasdaq: WVCM; Euronext Nouveau Marché: 7306) today announced that it expects its second quarter revenues will be 18% to 23% lower than the first quarter 2003. On April 29, 2003, Wavecom had announced revenues for the first quarter 2003 of €88 million and management expectations that revenues in the second quarter would be flat to moderately down.  Management cautioned at that time that certain elements beyond its control could have a material impact on short-term results.

The Company is currently experiencing the impact of two major factors identified in the first quarter release.  The SARS epidemic has significantly depressed consumer spending, including purchases of mobile telephones, in China, which is Wavecom’s largest market.  In addition, the U.S. dollar has continued to weaken against the euro during the quarter. Most of Wavecom’s sales are denominated in U.S. dollars, while its reporting currency is the euro.

Based on information currently available, Wavecom management believes that the high levels of inventory being reported in China, exacerbated by SARS, are likely to delay the rebound that the Company had expected in the second half of 2003 by at least one quarter.  As a result, management now expects full-year 2003 revenues to be lower than 2002 levels.

This announcement reports Wavecom’s current best estimate of revenues for the quarter. The quarter has not yet ended and the company’s actual results may differ.

Wavecom will release second quarter 2003 results on July 24. Management will host a conference call to comment on the Company’s second quarter 2003 results and full year 2003 outlook on July 24, 2003 at 3:00 pm, Paris time, followed by a presentation for financial professionals at 5:30 pm in Paris.

About Wavecom

Wavecom is one of the leading suppliers of integrated technology solutions for wireless voice and data applications. The Wavecom Wireless Open Workshop package includes all software and hardware required for developing genuinely innovative wireless applications, plus comprehensive services and development tools for fast, straightforward market release.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled €551.1 million in 2002 and €88 million for the period ended March 31, 2003. Wavecom is publicly traded on Euronext Paris (Nouveau Marché 7306) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

“Safe harbor” statement: This press release contains forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

For further information please contact:

Wavecom media contact	Wavecom investor contact
Mette Haffner Gullesen

Lisa Ann Sanders

Public Relations Manager	Investor Relations Director
Tel. +33 1 46 29 97 56	Tel. +33 1 46 29 41 81
mette.gullesen@wavecom.com	lisaann.sanders@wavecom.com

USA (general)

USA (financial)

Patrick Hall

John D. Lovallo

The Townsend Agency

Ogilvy Public Relations Worldwide

Tel. +1 (858) 457-4888; ext. 112

Tel. : +1 (212) 880-5216

phall@townsendagency.com

john.lovallo@ogilvypr.com

Asia

UK

Diana Pong/Jessica Chong

Kate Gordon/Tristan Jervis

Ruder Finn Asia Limited

Ruder Finn UK

Tel. +852 2521 0800

Tel. +44 (0)20 7462 8900

pongd@ruderfinn.com.hk

kgordon@ruderfinn.co.uk

chongj@ruderfinn.com.hk

tjervis@ruderfinn.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: June 18, 2003	By:	/s/ Deborah Choate

Deborah Choate
Chief Financial Officer